October 11, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Service

Washington, D.C. 20549

Attention: Tony Watson, Adam Phippen

Re: Party City Holdco Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Response dated September 14, 2022

File No. 001-37344

Dear Messrs. Watson and Phippen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter dated September 29, 2022 to Mr. Todd Vogensen of Party City Holdco (the “Company”) with respect to the above-referenced document that was filed with the SEC. For your convenience, we have set forth below the Staff’s comments in italicized text. Amounts provided are in thousands, consistent with the referenced filing.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 33

1.

We note your response to comment 1. Please help us further understand why you do not consider costs related to inventory management reflective of your core operating performance of the retail and wholesale of party goods. Also, please tell us if there were any associated gains on final disposal of the related inventory items.

Response

As an initial matter, the Company does not consider costs related to the inventory reserve recorded in 2021 and the inventory reserve recorded in 2020 to be reflective of its core operating performance as they were discrete, unique expenses that were not related to the ongoing, core operations of the business.

The Company’s inventory reserve recorded in 2021 was the result of a discrete change in strategy by the Company that significantly altered the assortments and amount of inventory being sold in its stores. This change was the outcome of testing done on new store layouts during 2021, which indicated improved sales through targeted reduction in merchandise assortment in stores, enhancing visibility and ease of customer interaction with the remaining inventory. The Company only changed its strategy when the new test results were available and verified in 2021. As a result, the Company disposed of $68,707 thousand in inventory during the fourth quarter of 2021.

The Company’s inventory reserve recorded in 2020 was the result of a different, unrelated discrete change in strategy by the Company that also significantly altered the assortments and amount of inventory being sold in its stores. Prior to 2020, the Company had retained certain seasonal inventory items (e.g., Halloween, Easter, etc.) that did not sell in a particular year, and reintroduced those items in subsequent year(s). After performing testing in 2019 and 2020, the Company determined that its seasonal assortments would be more effective with significantly less prior year inventory, and a higher proportion of newly introduced merchandise. As a result, the Company disposed of $88,358 thousand in inventory during the fourth quarter of 2020.

100 Tice Boulevard, Woodcliff Lake, NJ 07677

Consequently, the Company believed that backing out the amount of its inventory disposal reserve in 2021 and 2020, assisted investors in comparing its performance across reporting periods on a consistent basis. The Company’s recorded loss of $68,707 thousand in 2021 was net of anticipated recovery proceeds of $1,436 thousand related to the final disposal of related inventory items. The Company’s recorded loss of $88,358 thousand in 2020 was net of anticipated recovery proceeds of $3,000 thousand related to the final disposal of related inventory items.

In future filings, the Company will not adjust net income (loss) for costs related to inventory management to arrive at EBITDA or Adjusted EBITDA.

2.

We note your response to comment 2. Please quantify for us the amount of employee salaries and health benefit costs included in your adjustment. Please distinguish amounts between employees on salary versus amounts related to hourly employees. For amounts related to employees on salary, please further explain to us why you consider these costs to be incremental to your normal operations and attributable to Covid-19. Also, please tell us if you received any employee retention tax credits or other relief measures under the Cares Act and your consideration of factoring those amounts in your adjustment.

Response

With respect to the $73,843 thousand in total Covid–19 related expenses, which was subtracted in calculating Adjusted EBITDA, approximately $10,543 thousand related to wages and benefits for employees who are compensated on an hourly basis. The retail stores, manufacturing plants and distribution centers in which such employees were employed were closed as a direct result of the pandemic from March 2020 through mid-2020, with the exact timing dependent on state and local regulations. In addition, $1,865 thousand related to salaries and benefits for salaried employees in our sales department, manufacturing plants and distribution centers who did not provide services as a result of and during the foregoing closures.

The Company received employee retention tax credits for both salaried and hourly employees of $3,572 thousand. These retention tax credits reduced the total amount of Covid–19 related expenses from $77,415 thousand to $73,843 thousand.

In future filings, the Company will not adjust net income (loss) for costs related to exempt salaried associates.

If you have any additional questions or comments, please do not hesitate to contact me at tvogensen@partycity.com.

Sincerely,

/s/ Todd Vogensen

Todd Vogensen, Chief Financial Officer

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